
Exhibit 12

                             UNISYS CORPORATION
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                               ($ in millions)


                                  Six
                                  Months
                                  Ended           Years Ended December 31
                                  June 30, -----------------------------------
                                  2001       2000    1999   1998    1997   1996
                                  ---------  ----    ----   ----    ----   ----
Fixed charges
Interest expense                   $  33.5   $ 79.8 $127.8 $171.7  $233.2 $249.7
Interest capitalized during
  the period                           5.8     11.4    3.6     -       -      -
Amortization of debt issuance
  expenses                             1.3      3.2    4.1    4.6     6.7    6.3
Portion of rental expense
  representative of interest          21.1     42.2   46.3   49.1    51.8   59.8
                                    ------   ------  -----  -----   -----  -----
    Total Fixed Charges               61.7    136.6  181.8  225.4   291.7  315.8
                                    ------   ------ ------ ------  ------ ------
Earnings
Income (loss) from continuing
 operations before income taxes      147.3    379.0  770.3  594.2  (748.1)  80.2
Add (deduct) the following:
 Share of loss (income) of
  associated companies               (12.1)   (20.5)   8.9    (.3)    5.9   (4.9)
 Amortization of capitalized
  interest                             2.3      2.2     -      -       -      -
                                    ------   ------ ------ ------  ------ ------
    Subtotal                         137.5    360.7  779.2  593.9  (742.2)  75.3
                                    ------   ------ ------ ------  ------ ------

Fixed charges per above               61.7    136.6  181.8  225.4   291.7  315.8
Less interest capitalized during
  the period                          (5.8)   (11.4)  (3.6)    -      -      -
                                    ------   ------ ------ ------ ------- ------
Total earnings (loss)               $193.4   $485.9 $957.4 $819.3 $(450.5)$391.1
                                    ======   ====== ====== ====== ======= ======

Ratio of earnings to fixed
  charges                             3.13     3.56   5.27   3.63      *    1.24
                                    ======   ====== ====== ====== ======= ======

* Earnings for the year ended December 31, 1997 were inadequate to cover fixed charges by approximately $742.2 million.